June 16, 2011

Mr. Kevin Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Power Integrations, Inc.

Form 10-K for the year ended December 31, 2010

Form 10-Q for the quarterly period ended March 31, 2011

Form 8-K filed on May 2, 2011

File No. 000-23441

Dear Mr. Kevin Vaughn,

We are writing in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”), dated May 19, 2011 regarding the above noted filings of Power Integrations, Inc. (the “Company”). We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We have provided responses to your comments below. For your convenience, we have repeated and numbered the comments in your letter.

Form 10-K as of December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Liquidity and Capital Resources, page 34

1.

We note your disclosure on page 74 that you do not provide for foreign income and withholding, U.S. federal, or state income taxes or tax benefits on the undistributed earnings or losses of your foreign subsidiaries because such earnings are considered to be reinvested indefinitely. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands

Mr. Kevin Vaughn

Securities and Exchange Commission

June 16, 2011

or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

In response to the Staff’s comment, the Company respectfully informs the Staff that in its future filings on Form 10-K and Form 10-Q, the Company will disclose under Liquidity and Capital Resources information related to investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries, as follows:

“Our existing cash, cash equivalents and investment balances may change during the year due to changes in our planned cash outlays, including changes in incremental costs such as direct and integration costs related to our acquisitions. Our intent is to permanently reinvest our earnings from foreign operations. Current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations since the majority of our cash and investments are held in the U.S. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would be required to accrue and pay additional U.S. taxes in connection with the repatriation of any funds.”

Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 37

2.	Please revise future filings to provide the quantitative disclosures regarding market risk related to your foreign currency exchange risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully informs the Staff that in its future filings on Form 10-K and Form 10-Q (disclosure in the Company’s Form 10-Q will be included in periods where the exchange rate risk differs materially from the information disclosed in the Company’s previous Form 10-K), the Company will disclose under Item 7A, in the Company’s Form 10-K and, when material as stated above, Item 3, in the Company’s Form 10-Q, Quantitative and Qualitative Disclosure About Market Risk section, any material market risk related to the Company’s foreign currency exchange rate transactions, primarily Japanese Yen. The Company had disclosed (in previous Form 10-K filings) the impact of the exchange rate fluctuation between the Japanese yen versus the U.S. dollar in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Business Overview. The Company will make future disclosures in Item 7A similar to the sensitivity analysis disclosed in the

Mr. Kevin Vaughn

Securities and Exchange Commission

June 16, 2011

Business Overview section of Item 7. With respect to the balance sheet, the Company does not have material cash or investments denominated in foreign currencies, and therefore has no material foreign currency exchange risk related to its cash and investments. The Company will state this in Item 7A, in future Form 10-K filings.

Item 15. Exhibits and Financial Statement Schedules, page 45

•	Report of Independent Registered Public Accounting Firm, page 46

3.	We note here and on page F-41 that you do not include a signed audit report related to your financial statements as of and for the three years ended December 31, 2010 and related to the effectiveness of your internal controls over financial reporting as of December 31, 2010. Please amend your Form 10-K to include signed audit reports. Refer to Rule 2-02(a) of Regulation S-X and Item 302(a) of Regulation S-T which provides guidance on providing signatures in electronic filings.

In Response to the Staff’s comment, the Company respectfully informs the Staff that it filed an amendment to its Form 10-K with the SEC on June 15, 2011. The Form 10-K/A included Item 9A and Item 15 each in their entirety with the required independent registered public accounting firm signatures on the respective reports.

Note 4. Fair Value Measurement, page 64

4.	We note your disclosures on page 65, throughout the filing and within your March 31, 2011 Form 10-Q that you may be required to acquire SemiSouth Laboratories, which is an investment accounted for on a cost basis, if it meets certain financial performance obligations. We further note that you have determined the potential obligation to be zero based upon Level 2 inputs. Please revise your future filings to disclose in more detail the financial performance obligations that would obligate you to purchase this company. Explain in more detail how you determined the fair value of this potential obligation. Please provide us a sample of your proposed disclosure.

In response to the Staff’s comment, the Company respectfully informs the Staff that in its future filings on Form 10-K and Form 10-Q, the Company will disclose a) more detail on the valuation method used to determine the fair value of the Company’s obligation to SemiSouth and b) more information related to the financial performance conditions required to trigger the Company’s purchase obligation. The following is a sample of the Company’s proposed disclosure, which the Company will update each quarter as appropriate:

“The Company entered into an agreement with SemiSouth Laboratories (“SemiSouth”) in 2010 pursuant to which, among other things, the Company has the option to acquire SemiSouth in the future (“Call Option”) and the Company may be obligated to acquire SemiSouth at a future date if SemiSouth achieves certain financial performance conditions (“Put Option”).

Mr. Kevin Vaughn

Securities and Exchange Commission

June 16, 2011

The Call Option can be first exercised by the Company on December 31, 2012 at a multiple of SemiSouth’s annualized quarterly net operating profits after tax, as defined in the agreement (“NOPAT”). The multiple is intended to result in an acquisition price equal to the estimated fair value of SemiSouth. The minimum acquisition price would be $36 million.

The Put Option can only be exercised by SemiSouth once certain revenue and profit metrics have been reached. At that time, SemiSouth could obligate the Company to acquire SemiSouth at a multiple of SemiSouth’s NOPAT. The multiple is intended to result in an acquisition price equal to the estimated fair value of SemiSouth. In order to reach the revenue and profit metrics required to exercise the Put Option, SemiSouth would need to increase its quarterly revenue to approximately 15 times the level of revenues it realized in Q1 2011.

The NOPAT multiple was determined to reflect fair value based on the Market Approach using Level 2 inputs that are derived principally from observable market data by comparing multiples for similar publicly traded companies. Due to the fact that the strike price of the Call Option and Put Option is continually being adjusted to reflect the changes in the fair value of SemiSouth, neither the Put Option nor the Call Option are expected to have value. Based on these factors, the fair value of the Put/Call Option was determined to be zero.”

Note 9. Legal Proceedings, page 79

5.	We noted your disclosures here and within your March 31, 2011 Form 10-Q regarding various legal proceedings and contingencies including your dispute with the IRS related to adjustments for your research and development cost-sharing arrangements for certain tax returns. For any unrecognized contingencies whereby an accrual has not been made because of the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Mr. Kevin Vaughn

Securities and Exchange Commission

June 16, 2011

In response to the Staff’s comment, with respect to the ongoing IRS audit, the Company respectfully informs the Staff that in future filings, the Company will reference its tax footnote when the Company discloses information related to the ongoing IRS audit in other footnotes contained in the Company’s Form 10-K and Form 10-Q documents. The Company will continue to disclose tax loss contingencies related to such audit in accordance with ASC 740-10-25. The Company will disclose this information in the tax footnote in its future filings on Form 10-K and Form 10-Q. The Company is proposing the following sample disclosure for its Tax footnote and will update it each quarter as appropriate:

“Although the Company files U.S. federal, U.S. state, and foreign tax returns, its major tax jurisdiction is the U.S. In the quarter ended March 31, 2011, the IRS informed the Company that the IRS intends to propose adjustments to the Company’s taxable income for fiscal years 2003 through 2006 related to the Company’s intercompany research and development cost-sharing arrangement and related issues. The Company believes that it has adequately provided for its tax position. The Company believes that the IRS position is without merit and intends to defend its tax return position vigorously. Resolution of this matter is not expected to conclude within the next year. The fiscal years 2007 through 2009 are also under audit by the IRS.”

The Company is proposing the following sample disclosure for its Legal Proceedings footnote and will update it each quarter as appropriate:

“In March 2011, the IRS informed the Company that the IRS intends to propose adjustments to the Company’s taxable income for the years 2003 through 2006 related to the Company’s intercompany research and development cost-sharing arrangement and related issues (refer to Note 9, Provision for Income Taxes, for further details). The Company believes that the IRS position is without merit and intends to defend its tax return position vigorously.”

In response to the Staff’s comment, with respect to various legal proceedings, the Company respectfully informs the Staff that in future filings, in accordance with ASC 450-20-50-4, in the event an estimate of the possible loss or range of loss is not estimable, the Company will include a statement that such an estimate cannot be made. The Company will continue to include in its future filings on Form 10-K and Form 10-Q, the disclosure related to its

Mr. Kevin Vaughn

Securities and Exchange Commission

June 16, 2011

pending litigation in accordance with ASC 450-20-50-4, when there is at least a reasonable possibility that a loss or additional loss may have been incurred. The disclosure will continue to include the nature of the loss contingency and an estimate of the possible loss or range of loss if estimable, or a statement as discussed above if it is not estimable.

Form 10-Q for the Quarter Ended March 31, 2011

•	Exhibit 31.1 and 31.2

6.	We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note from paragraph 4(d) that you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)”. The certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings to include corrected certifications.

In response to the Staff’s comment, the Company respectfully informs the Staff that in its future filings on Form 10-K and Form 10-Q, the Company will revise the language in the certifications to reflect the exact format pursuant to Exchange Act Rule 13a-14(a).

Form 8-K filed on May 2, 2011

7.	We note that you have provided forward-looking non-GAAP financial measures for the second quarter ended June 30, 2011. However, we do not see where you have provided a reconciliation of these forward-looking non-GAAP financial measures with the corresponding forward-looking GAAP financial measures as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include a clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

In response to the Staff’s comment, the Company respectfully informs the Staff that in its future filings, the Company will disclose reconciling information for non-GAAP forward-looking financial measures that is available without unreasonable effort or provide clear disclosure of why any forward-looking GAAP information is not accessible, identify the information that is unavailable and disclose its probable significance. The Company

Mr. Kevin Vaughn

Securities and Exchange Commission

June 16, 2011

previously disclosed the expense captions that were excluded in its non-GAAP financial measures, primarily stock based compensation expense, intangible asset amortization and acquisition-related amortization, and will quantify these captions in future filings.

*        *        *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at (408) 414-8539.

Sincerely,

Power Integrations, Inc.

By: /s/ SANDEEP NAYYAR
Sandeep Nayyar Chief Financial Officer